UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 10

PENSKE AUTOMOTIVE GROUP, INC.

(Name of Issuer)

Common Stock (Par Value $0.0001 Per Share)

(Title of Class of Securities)

909440 10 9

(CUSIP Number)

Mr. Jiro Yamada, General Manager

Second Motor Vehicles Division, Mobility Business Unit I

Mitsui & Co., Ltd.

Nippon Life Marunouchi Garden Tower

1-3, Marunouchi 1-chome

Chiyoda-ku Tokyo 100-8631, Japan

(Phone) + 81-3-3285-4667

Mr. Yoshimi Namba, Senior Vice President

Mitsui & Co. (U.S.A.), Inc.

200 Park Avenue, New York, NY 10166

(Phone) 212-878-4845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Ezra Borut, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

December 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 909440 10 9

(1)	Name of Reporting Person Mitsui & Co., Ltd. S.S. or I.R.S. Identification No. of Above Person 98-0110185
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,322,205
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,322,205
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,205 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 15.7% (2)
(14)	Type of Reporting Person CO

(1)

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(2)	All percentages are based on 84,861,435 shares of voting common stock outstanding as of October 22, 2018.

CUSIP No. 909440 10 9

(1)	Name of Reporting Person Mitsui & Co. (U.S.A.), Inc. S.S. or I.R.S. Identification No. of Above Person 13-2559853
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,322,205
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,322,205
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,322,205 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 15.7% (2)
(14)	Type of Reporting Person CO

(1)

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(2)	All percentages are based on 84,861,435 shares of voting common stock outstanding as of October 22, 2018.

This Amendment No. 10 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006, by Amendment No. 5 filed on September 18, 2006, by Amendment No. 6 filed on February 5, 2010, by Amendment No. 7 filed on July 30, 2013, by Amendment No. 8 filed on October 23, 2017 and by Amendment No. 9 filed on March 27, 2018 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated, superseded or supplemented by information contained in this Amendment No. 10. Capitalized terms used and not defined in this Amendment No. 10 shall have the meanings set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 10, and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 13,322,205 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 15.7% of the Common Stock issued and outstanding, computed on the basis of 84,861,435 shares of Common Stock issued and outstanding as of October 22, 2018 (as provided in the Company’s most recent Form 10-Q). To the Reporting Persons’ knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(b) Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 13,322,205 shares of Common Stock.

(c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby supplemented as follows:

On December 12, 2018, Mitsui USA and the Company entered into a services agreement (the “Services Agreement”) governing the terms and conditions of an arrangement whereby Mitsui USA is expected to arrange for Mr. Masashi Yamanaka, an employee of the Reporting Persons, to provide certain supporting services from time to time to the Company. A copy of the Services Agreement is filed hereto as Exhibit 24 and is incorporated herein by reference.

On December 12, 2018, the Reporting Persons and the Company entered into a letter agreement (the “Side Letter”), pursuant to which the parties renewed their agreement that (i) for so long as the Reporting Persons beneficially own at least 10% of the Company’s Common Stock, the Reporting Persons shall have the right to designate one person as Senior Vice President or any other position having authority at least the same as a Senior Vice President or equivalent position of the Company or as otherwise mutually agreed, and (ii) for so long as the Reporting Persons beneficially own at least 2.5% of the Company’s Common Stock (and in the event a representative of the Reporting Persons is not a member of the board of directors of the Company), the Reporting Persons shall have the right to a non-voting observer at all meetings of the board of directors of the Company. A copy of the Side Letter is filed hereto as Exhibit 25 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 24	Services Agreement dated as of December 12, 2018, by and among Mitsui USA and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 13, 2018).

Exhibit 25	Side Letter dated as of December 12, 2018, by and among the Reporting Persons and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 13, 2018).

Exhibit 26	Power of Attorney for Nobuaki Kitamori, dated December 7, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 2018

MITSUI & CO., LTD.

By:	/s/ Jiro Yamada
	Name:	Jiro Yamada
	Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney filed as Exhibit 26 hereto.

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Yoshimi Namba
	Name:	Yoshimi Namba
	Title:	Senior Vice President

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of (x) Mitsui & Co., Ltd. (“Mitsui Japan”) is Nippon Life Marunouchi Garden Tower, 1-3, Marunouchi, 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan and (y) Mitsui & Co. (U.S.A.) (“Mitsui USA”) is 200 Park Avenue, New York, NY 10166, USA. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. For external directors, additional occupation and employment information is separately noted below. To the Reporting Persons’ knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Persons listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh and Ms. Jenifer Rogers. Mr. Samuel Walsh is a citizen of Australia and Ms. Jenifer Rogers is a citizen of the United States of America.

Directors and Executive Officers of Mitsui Japan

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Masami Iijima	Representative Director, Chairman of the Board of Directors	—
Tatsuo Yasunaga	Representative Director, President and Chief Executive Officer	—
Makoto Suzuki	Representative Director, Executive Vice President	—
Satoshi Tanaka	Representative Director, Executive Vice President	—
Shinsuke Fujii	Representative Director, Executive Vice President	—
Nobuaki Kitamori	Representative Director, Senior Executive Managing Officer	—
Yukio Takebe	Representative Director, Senior Executive Managing Officer	—
Takakazu Uchida	Representative Director, Executive Managing Officer	—
Kenichi Hori	Representative Director, Executive Managing Officer	—
Toshiro Muto (i)	Director	—
Izumi Kobayashi (ii)	Director	—
Jenifer Rogers (iii)	Director	—
Hirotaka Takeuchi (iv)	Director	—
Samuel Walsh (v)	Director	—
Taku Morimoto (1)	Senior Executive Managing Officer	—
Yasuyuki Fujitani (2)	Senior Executive Managing Officer	—
Motoo Ono (3)	Senior Executive Managing Officer	—
Shinsuke Kitagawa (4)	Executive Managing Officer	—
Noboru Katsu (5)	Executive Managing Officer	—
Hiromichi Yagi (6)	Executive Managing Officer	—
Shinichiro Omachi	Executive Managing Officer	—
Hiroyuki Tsurugi (7)	Executive Managing Officer	—
Hirotatsu Fujiwara	Executive Managing Officer	—
Shingo Sato	Executive Managing Officer	—
Katsurao Yoshimori (8)	Executive Managing Officer	—
Osamu Toriumi	Executive Managing Officer	—
Shinji Tsuchiya (9)	Executive Managing Officer	—

External Directors:

(i)	Chairman, Daiwa Institute of Research Ltd.; CEO (Chief Executive Officer) and Director General, The Tokyo Organising Committee of the Olympic and Paralympic Games
(ii)	Vice Chairperson, Japan Association of Corporate Executives; External Director, ANA HOLDINGS INC.; Governor, Japan Broadcasting Corporation; External Director, Mizuho Financial Group, Inc.
(iii)	General Counsel Asia, NEW Asurion Asia Pacific Japan LLC (currently Asurion Japan Holdings G.K.)
(iv)

Professor Emeritus, Hitotsubashi University; Professor, Harvard Business School, Harvard Business School; External Director, Daiwa Securities Group Inc.; External Director, BrightPath Biotherapeutics Co., Ltd.

(v)	Global President, The Chartered Institute of Procurement and Supply; Chairman, The Accenture Global Mining Executives Council; Chairman, Royal Flying Doctor Service (WA)

Location:

(1)	12 Marina View, #31-01 Asia Square Tower 2, Singapore 018961
(2)	8th and 9th Floors, 1 St. Martin’s Le Grand, London EC1A 4AS, United Kingdom

(3)	8th Floor, China World Tower, 1 Jianguomenwai Avenue, Beijing 100004, China
(4)	3-33, Nakanoshima 2-chome, Kita-ku, Osaka 530-0005, Japan
(5)	Level 15, 120 Collins Street, Melbourne, 3000 Victoria, Australia
(6)	Plot No. D-1, Fourth Floor, Salcon Ras Vilas, District Centre, Saket, New Delhi 1100017, India
(7)	Hibiya Central Bldg., 2-9, Nishi-Shimbashi 1-chome, Minato-ku, Tokyo 105-0003, Japan
(8)	200 Park Avenue, New York, NY 10166-0130, USA
(9)	Avenida Paulista 1842, 23 Andar, Edificio Cetenco Plaza, Torre Norte Sao Paulo – S.P. – Brazil, CEP-01310-923

Directors and Executive Officers of Mitsui USA

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Katsurao Yoshimori	Director, President & Chief Executive Officer	—
Makoto Takasugi	Director, Senior Vice President & Chief Administrative Officer	—
Kurihara Masao	Director, Senior Vice President & Chief Financial Officer	—
Tadashi Sano	Director, Senior Vice President, Chief Human Resources Officer & Chief Compliance Officer	—
Naoto Takiguchi	Senior Vice President	—
Katsutoshi Yokoi	Senior Vice President	—
Masaya Inamuro	Senior Vice President	—
Yukinobu Nakano	Senior Vice President	—
Yoshimi Namba	Senior Vice President	—
Toshitaka Inuzuka	Senior Vice President	—
Yasushi Kokaze(1)	Senior Vice President	—
Noboru Nagasawa	Senior Vice President	—
Ryuzo Nakamura	Senior Vice President
Takayuki Iwai	Senior Vice President	—
Kiichiro Takanami(2)	Senior Vice President	—
Shigeyuki Toya	Senior Vice President	—
Jun Aketa	Senior Vice President	—
Tetsujiro Ishiguro	Vice President
Naoki Ito	Secretary	—
David Dressler	Assistant Secretary	—

Location:

(1)	1300 Post Oak Blvd., Suite 1700, Houston, TX 77056, USA
(2)	535 Middlefield Road, Suite 100, Menlo Park, CA 94025, USA